UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

LaSalle Hotel Properties
(Name of Issuer)

7.25% Series G Cumulative Redeemable Preferred Shares
of Beneficial Interest, par value $0.01
(Title of Class of Securities)

517942603
(CUSIP Number)

Madison Grose, Esq.
Co-General Counsel
Starwood Capital Group Global, L.L.C.
591 West Putnam Avenue
Greenwich, Connecticut 06830
(203) 422-7700

Copies to:

Gerald D. Shepherd, Esq.
Davies Ward Phillips & Vineberg LLP
625 Madison Avenue, 12th Floor
New York, New York 10022
(212) 588-5500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 8, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 517942603

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
SCG Hotel DLP, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐	(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)	OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization	Delaware

	7.	Sole Voting Power	0
Number of
Shares Beneficially	8.	Shared Voting Power	0
Owned by
Each Reporting	9.	Sole Dispositive Power	0
Person With
	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)	0%

14.	Type of Reporting Person (See Instructions)	PN

CUSIP No. 517942603

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
SCG/DLP Holdings, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐	(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)	OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization	Delaware

	7.	Sole Voting Power	0
Number of
Shares
Beneficially	8.	Shared Voting Power	0
Owned by
Each
Reporting	9.	Sole Dispositive Power	0
Person With

	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)	0%

14.	Type of Reporting Person (See Instructions)	PN

CUSIP No. 517942603

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
SCG/DLP Holdings, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) 	(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)	OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization	Delaware

	7.	Sole Voting Power	0
Number of
Shares
Beneficially	8.	Shared Voting Power	0
Owned by
Each
Reporting	9.	Sole Dispositive Power	0
Person With

	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)	0%

14.	Type of Reporting Person (See Instructions)	OO

CUSIP No. 517942603

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
SCG/DLP Investors, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) 	(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)	OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization	Delaware

	7.	Sole Voting Power	0
Number of
Shares
Beneficially	8.	Shared Voting Power	655,536
Owned by
Each
Reporting	9.	Sole Dispositive Power	0
Person With

	10.	Shared Dispositive Power	655,536

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	655,536

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)	10.3%1

14.	Type of Reporting Person (See Instructions)	PN
________________________
1 Based upon 6,348,888 Series G Shares outstanding on October 21, 2009, as disclosed by LaSalle Hotel Properties in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on October 21, 2009.

CUSIP No. 517942603

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Starwood Capital Group Global, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) 	(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)	OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization	Connecticut

	7.	Sole Voting Power	0
Number of
Shares
Beneficially	8.	Shared Voting Power	662,158
Owned by
Each
Reporting	9.	Sole Dispositive Power	0
Person With

	10.	Shared Dispositive Power	662,158

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	662,158

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)	10.4%2

14.	Type of Reporting Person (See Instructions)	OO
________________________
2  Based upon 6,348,888 Series G Shares outstanding on October 21, 2009, as disclosed by LaSalle Hotel Properties in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on October 21, 2009.

CUSIP No. 517942603

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Barry S. Sternlicht

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) 	(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)	OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization	United States

	7.	Sole Voting Power	0
Number of
Shares
Beneficially	8.	Shared Voting Power	662,158
Owned by
Each
Reporting	9.	Sole Dispositive Power	0
Person With

	10.	Shared Dispositive Power	662,158

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	662,158

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)	10.4%3

14.	Type of Reporting Person (See Instructions)	IN
________________________
3  Based upon 6,348,888 Series G Shares outstanding on October 21, 2009, as disclosed by LaSalle Hotel Properties in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on October 21, 2009.

This Amendment No. 2 amends and supplements the Schedule 13D filed on April 27, 2009, as amended by Amendment No.1 thereto filed on September 24, 2009, by SCG Hotel DLP, L.P., SCG/DLP Holdings, L.P., SCG/DLP Holdings, L.L.C., SCG/DLP Investors L.P., Starwood Capital Group Global, L.L.C. and Barry S. Sternlicht (the "Statement") relating to the 7.25% Series G Cumulative Redeemable Preferred Shares of Beneficial Interest, par value $0.01, of LaSalle Hotel Properties, a Maryland real estate investment trust.  Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Statement, and unless amended or supplemented hereby, all information previously filed remains in effect.

Nothing contained in this Amendment No. 2 or the Statement shall be deemed to be an admission that the Series G Shares belong to a class of voting equity securities for purposes of Section 13(d) of the Securities Act of 1934, as amended, or the rules of the U.S. Securities and Exchange Commission.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby supplemented by adding the following at the end thereof:

On December 8, 2009 SCG Hotel DLP, L.P. distributed the 843,365 Series G Shares held by it to one of its indirect partners that is not affiliated with the Reporting Persons.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated to read in its entirety as follows:

(a) and (b)
As of the date hereof, SCG/DLP Investors, L.P. beneficially owns an aggregate of 655,536 Series G Shares, or approximately 10.3% of the total issued and outstanding Series G Shares of the Issuer.  SCGG, as the general partner of SCG/DLP Investors, L.P., may be deemed to have beneficial ownership of the foregoing 655,536 Series G Shares.  SCGG also beneficially owns 6,622 Series G Shares. In the aggregate, SCGG beneficially owns and may be deemed to beneficially own 662,158 Series G Shares, or approximately 10.4% of the total issued and outstanding Series G Shares of the Issuer.  Barry Sternlicht, as the Chairman, Chief Executive Officer and General Manager of SCGG, may also be deemed to have beneficial ownership of the forgoing 662,158 Series G Shares.

(c)	Except as set forth in Item 3 of this Schedule 13D, no transactions in the Series G Shares were effected by the Reporting Persons during the past 60 days.

(d)
No person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from the sale of, or the proceeds from the sale of, any of the Series G Shares that may be deemed to be beneficially owned by any Reporting Person.

(e)
On December 8, 2009, following the distribution of the Series G Shares discussed above in Item 3, each of SCG Hotel DLP, L.P., SCG/DLP Holdings, L.P. and SCG/DLP Holdings, L.L.C. ceased to be the beneficial owner of more than five percent of the total issued and outstanding Series G Shares of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 17, 2009

SCG HOTEL DLP, L.P.

By:	SCG/DLP Holdings, L.P.
Its General Partner

By:	SCG/DLP Holdings, L.L.C.,
Its General Partner

By:	/s/ Madison Grose
Name: Madison Grose
Title: Sr. Managing Partner

SCG/DLP HOLDINGS, L.P.

By:	SCG/DLP Holdings L.L.C.,
Its General Partner

By:	/s/ Madison Grose
Name: Madison Grose
Title: Sr. Managing Partner

SCG/DLP HOLDINGS, L.L.C.

By:	/s/ Madison Grose
Name: Madison Grose
Title: Sr. Managing Partner

SCG/DLP INVESTORS, L.P.

By:	Starwood Capital Group Global, LLC, Its General Partner

By:	/s/ Madison Grose
Name: Madison Grose
Title: Sr. Managing Partner

STARWOOD CAPITAL GROUP GLOBAL, L.L.C.

By:	/s/ Barry Sternlicht
Name: Barry S. Sternlicht
Title: Chief Executive Officer

BARRY STERNLICHT

/s/ Barry Sternlicht

EXHIBIT INDEX

Exhibit No.	Exhibit Name

1.
Amended and Restated Joint Filing Agreement, dated September 24, 2009, between SCG Hotel DLP, L.P., SCG/DLP Holdings, L.P., SCG/DLP Holdings, L.L.C., SCG/DLP Investors, L.P., Starwood Capital Group Global, L.L.C. and Barry S. Sternlicht**

2.	Exchange Agreement, dated as of April 16, 2009, between LaSalle Hotel Properties and SCG Hotel DLP, L.P.**

3.	Registration Rights Agreement, dated as of April 16, 2009, between LaSalle Hotel Properties and SCG Hotel DLP, L.P.**

4.	Ownership Limit Waiver Agreement, dated as of April 16, 2009, between LaSalle Hotel Properties and SCG Hotel DLP, L.P.**

5.
Ownership Limit Waiver Agreements, dated as of September 16, 2009, between LaSalle Hotel Properties and SCG/DLP Investors, L.P. and between LaSalle Hotel Properties and Starwood Capital Group Global, L.L.C.**

_______________
**           Previously filed.